Exhibit 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements
Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Gold and Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2023	2022
Assets
Current assets
Cash and cash equivalents	$890	$1,964
Trade and other receivables (Note 5)	4,905	11,552
Inventories (Note 6)	9,251	8,835
Prepaid expenses	3,597	3,030
	$18,643	$25,381
Non-current assets
Restricted cash	4,293	4,139
Property, plant and equipment (Note 7)	160,366	161,299
Total assets	$183,302	$190,819

Liabilities
Current liabilities
Trade and other payables	$23,890	$27,060
Metals contract liability (Note 8)	13,530	11,324
Derivative instruments (Note 9)	14,423	991
RoyCap convertible debenture (Note 9)
Pre-payment facility (Note 10)	1,500	-
Promissory note (Note 11)	1,250	2,500
Royalty payable (Note 12)	2,477	-
Government loan	222	222
	43,896	42,097
Non-current liabilities
Other long-term liabilities	1,676	1,815
Metals contract liability (Note 8)	21,365	19,665
RoyCap convertible debenture (Note 9)	14,423	9,621
Promissory note (Note 11)	625	-
Royalty payable (Note 12)	1,567	-
Post-employment benefit obligations	4,969	6,969
Decommissioning provision	11,249	11,715
Deferred tax liabilities (Note 19)	294	348
Total liabilities	100,064	92,230

Equity
Share capital (Note 13)	455,119	449,374
Equity reserve	52,467	50,905
Foreign currency translation reserve	9,563	9,797
Deficit	(452,528)	(428,849)
Attributable to shareholders of the Company	64,621	81,227
Non-controlling interests (Note 15)	18,617	17,362
Total equity	$83,238	$98,589

Total liabilities and equity	$183,302	$190,819

Going concern (Note 2), Contingencies (Note 22)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Condensed interim consolidated statements of loss and comprehensive loss
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Revenue (Note 16)	$18,257	$18,310	$64,572	$64,694

Cost of sales (Note 17)	(17,999)	(18,660)	(56,284)	(52,997)
Depletion and amortization (Note 7)	(5,053)	(4,704)	(15,378)	(16,423)
Care and maintenance costs	(951)	(1,140)	(2,947)	(3,474)
Corporate general and administrative (Note 18)	(1,827)	(2,043)	(6,349)	(6,743)
Exploration costs	(965)	(1,056)	(2,565)	(3,056)
Accretion on decommissioning provision	(148)	(115)	(429)	(301)
Interest and financing expense	(2,533)	(971)	(6,684)	(3,076)
Foreign exchange loss	(545)	(2,445)	(90)	(3,638)
Gain on disposal of assets	34	-	119	-
Impairment to property, plant and equipment (Note 7)	-	(13,440)	-	(13,440)
Gain on metals contract liability (Note 8)	1,387	2,431	534	2,865
Other gain on derivatives (Note 9)	196	155	243	76
Fair value loss on royalty payable (Note 12)	(339)	-	(579)	-
Gain on government loan forgiveness	-	-	-	4,277
Loss before income taxes	(10,486)	(23,678)	(25,837)	(31,236)
Income tax recovery (expense) (Note 19)	11	(979)	(2,253)	(2,995)
Net loss	$(10,475)	$(24,657)	$(28,090)	$(34,231)

Attributable to:
Shareholders of the Company	$(8,893)	$(22,751)	$(25,023)	$(31,646)
Non-controlling interests (Note 15)	(1,582)	(1,906)	(3,067)	(2,585)
Net loss	$(10,475)	$(24,657)	$(28,090)	$(34,231)

Other comprehensive income
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$972	$1,518	$2,240	$6,459
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	1,064	3,065	(234)	3,461
Other comprehensive income	2,036	4,583	2,006	9,920
Comprehensive loss	$(8,439)	$(20,074)	$(26,084)	$(24,311)

Attributable to:
Shareholders of the Company	$(7,246)	$(18,775)	$(23,913)	$(24,310)
Non-controlling interests (Note 15)	(1,193)	(1,299)	(2,171)	(1)
Comprehensive loss	$(8,439)	$(20,074)	$(26,084)	$(24,311)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.04)	(0.12)	(0.12)	(0.18)

Weighted average number of common shares
outstanding
Basic and diluted (Note 14)	215,687,470	184,892,109	211,150,476	179,574,331

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Condensed interim consolidated statements of changes in equity
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2023	204,456	$449,374	$50,905	$9,797	$(428,849)	$81,227	$17,362	$98,589
Net loss for the period	-	-	-	-	(25,023)	(25,023)	(3,067)	(28,090)
Other comprehensive income (loss) for the period	-	-	-	(234)	1,344	1,110	896	2,006
Contribution from non-controlling interests	-	-	-	-	-	-	3,426	3,426
At-the-market offering	4,548	2,310	-	-	-	2,310	-	2,310
Private placements	2,234	783	-	-	-	783	-	783
Common shares issued	679	350	-	-	-	350	-	350
Warrants issued	-	-	435	-	-	435	-	435
Retraction of RoyCap convertible debenture	5,161	2,302	(178)	-	-	2,124	-	2,124
Amendment of RoyCap convertible debenture	-	-	(272)	-	-	(272)	-	(272)
Share-based payments	-	-	1,577	-	-	1,577	-	1,577
Balance at September 30, 2023	217,078	$455,119	$52,467	$9,563	$(452,528)	$64,621	$18,617	$83,238

Balance at January 1, 2022	165,145	$423,098	$51,088	$6,833	$(387,949)	$93,070	$10,765	$103,835
Net loss for the period	-	-	-	-	(31,646)	(31,646)	(2,585)	(34,231)
Other comprehensive income for the period	-	-	-	3,461	3,875	7,336	2,584	9,920
Contribution from non-controlling interests	-	-	-	-	-	-	4,276	4,276
At-the-market offering	12,213	10,122	-	-	-	10,122	-	10,122
Sandstorm private placements	10,430	7,243	-	-	-	7,243	-	7,243
Retraction of RoyCap convertible debenture	3,687	2,428	(375)	-	-	2,053	-	2,053
Share-based payments	-	-	2,268	-	-	2,268	-	2,268
Balance at September 30, 2022	191,475	$442,891	$52,981	$10,294	$(415,720)	$90,446	$15,040	$105,486

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Condensed interim consolidated statements of cash flows
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2023	2022
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(28,090)	$(34,231)
Adjustments for the following items:
Depletion and amortization	15,378	16,423
Income tax expense	2,253	2,995
Accretion and decommissioning costs	429	301
Share-based payments	1,577	2,268
Non-cash expenses from common shares and warrants issued	785	-
Provision on other long-term liabilities	77	41
Interest and financing expense	3,146	916
Net charges on post-employment benefit obligations	240	660
Inventory write-downs	1,190	2,931
Impairment to property, plant and equipment	-	13,440
Gain on disposal of assets	(119)	-
Gain on metals contract liability	(534)	(2,865)
Other gain on derivatives	(243)	(76)
Fair value loss on royalty payable	579	-
Gain on government loan forgiveness	-	(4,277)
Changes in non-cash working capital items:
Trade and other receivables	6,647	3,783
Inventories	(2,926)	(1,102)
Prepaid expenses	(567)	(1,365)
Forward contracts	-
Trade and other payables	(3,378)	(1,353)
Net cash used in operating activities	(3,556)	(1,511)

Investing activities
Expenditures on property, plant and equipment	(15,866)	(13,758)
Proceeds from disposal of assets	870	-
Net cash used in investing activities	(14,996)	(13,758)

Financing activities
Glencore pre-payment facility	-
Pre-payment facilities	1,500	(1,451)
Lease payments	(2,540)	(2,552)
Promissory note repayments	(625)	(1,250)
At-the-market offerings	2,310	10,122
Private placements	783	7,243
Financing from RoyCap convertible debenture	6,020	-
Metals contract liability, net	3,431	(5,205)
Royalty agreement, net	3,465	-
Contribution from non-controlling interests	3,426	4,276
Net cash generated from financing activities	17,770	11,183

Effect of foreign exchange rate changes on cash	(292)	3,592

Decrease in cash and cash equivalents	(1,074)	(494)
Cash and cash equivalents, beginning of period	1,964	2,900
Cash and cash equivalents, end of period	$890	$2,406

Cash and cash equivalents consist of:
Cash	$890	$2,406

Interest paid during the period	$1,743	$1,254

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.  Corporate information
Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 were approved and authorized for issue by the Board of Directors of the Company on November 14, 2023.
2.  Basis of presentation and going concern
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2022, and further updated in Note 3 of these financial statements, and have been consistently applied in the preparation of these condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $25.3 million, including cash and cash equivalents of $0.9 million as at September 30, 2023. During the nine-month period ended September 30, 2023, the Company reported a net loss of $28.1 million, including a decrease in revenue of $0.1 million and an increase in cost of sales of $3.3 million compared to the nine-month period ended September 30, 2022, plus interest and financing expense of $6.7 million and a fair value loss on royalty payable of $0.6 million. At September 30, 2023, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Cash flow during the nine-month period was impacted by various maintenance shutdowns of the Cosalá Operations and Galena Complex for total of approximately 30 days and 5 days, respectively, ongoing capital costs for the Galena hoist project, and lower U.S. dollar to Mexican peso exchange rate, in addition to fluctuations in commodity prices compared to the prior nine-month period ended September 30, 2022 and inflationary pressures on certain operating and capital costs.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to year-to-date 2023, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, royalty sales, and registered shelf prospectuses. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these consolidated financial statements.

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

These unaudited condensed interim consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.
3.  Changes in accounting policies and recent accounting pronouncements
The Company adopted amendments to IAS 12 - Income Taxes requiring companies to recognize deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences on initial recognition. The amendments were effective for accounting periods beginning on or after January 1, 2023 and adoption did not have a material impact on the Company’s financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.
4.  Significant accounting judgments and estimates
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.
In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2022, in addition to the significant judgments mentioned in Note 2.
5.  Trade and other receivables
	September 30,	December 31,
	2023	2022

Trade receivables	$4,411	$5,624
Value added taxes receivable	99	-
Other receivables	395	5,928
	$4,905	$11,552

Value added taxes were in a net payable position of $0.2 million as at December 31, 2022 and was reclassified to trade and other payables for presentation purposes.

Other receivables as at December 31, 2022 include $5.3 million in refundable tax credits from the Galena Complex through the Employee Retention Credit under the U.S. CARES Act collected in April 2023.
6.  Inventories
	September 30,	December 31,
	2023	2022

Concentrates	$1,678	$1,694
Finished goods	318	368
In-circuit work in progress	50	205
Ore stockpiles	1,301	898
Spare parts and supplies	5,904	5,670
	$9,251	$8,835

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The amount of inventories recognized in cost of sales was $18.0 million during the three-month period ended September 30, 2023 (2022: $18.7 million) and $56.3 million during the nine-month period ended September 30, 2023 (2022: $53.0 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $0.6 million (2022: $1.5 million) during the three-month period ended September 30, 2023 and $1.2 million during the nine-month period ended September 30, 2023 (2022: $2.9 million).

7.  Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2022	$208,266	$12,469	$110,273	$11,373	$240	$342,621
Asset additions	9,302	-	10,304	720	(4)	20,322
Change in decommissioning provision	(2,156)	-	-	-	-	(2,156)
Balance at December 31, 2022	215,412	12,469	120,577	12,093	236	360,787
Asset additions	8,663	-	7,211	226	-	16,100
Asset disposals	-	-	(115)	(646)	-	(761)
Change in decommissioning provision	(894)	-	-	-	-	(894)
Balance at September 30, 2023	$223,181	$12,469	$127,673	$11,673	$236	$375,232

Accumulated depreciation
and depletion
Balance at January 1, 2022	$(101,091)	$-	$(57,755)	$(5,732)	$(130)	$(164,708)
Depreciation/depletion for the year	(9,918)	-	(10,077)	(1,306)	(39)	(21,340)
Impairment for the year	(3,539)	-	(9,901)	-	-	(13,440)
Balance at December 31, 2022	(114,548)	-	(77,733)	(7,038)	(169)	(199,488)
Depreciation/depletion for the period	(8,625)	-	(5,832)	(897)	(24)	(15,378)
Balance at September 30, 2023	$(123,173)	$-	$(83,565)	$(7,935)	$(193)	$(214,866)

Carrying value
at December 31, 2022	$100,864	$12,469	$42,844	$5,055	$67	$161,299
at September 30, 2023	$100,008	$12,469	$44,108	$3,738	$43	$160,366

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the nine-month period ended September 30, 2023 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $22.1 million, $10.3 million, and $1.7 million, respectively, as at September 30, 2023 (December 31, 2022: $22.5 million, $12.4 million, and $3.0 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at September 30, 2023, the carrying amount of this property was $12.5 million included in non-producing properties.
8.  Precious metals delivery and purchase agreement
On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Purchase Agreement consisted of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at September 30, 2023, the fair value of the repurchase option was nil.

The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and expected to recognize the amounts in revenue as performance obligations to metals delivery were satisfied over the term of the metals delivery and purchase agreements.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expected that metal deliveries to Sandstorm may no longer be satisfied through internal gold production alone. The fair value of the metals contract liability was determined using forward commodity pricing curves at the end of the fiscal 2021 reporting period resulting in $20.8 million loss to fair value on metals contract liability. A $0.5 million gain to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the nine-month period ended September 30, 2023 (2022: $2.9 million gain).

On February 26, 2023, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $2.75 million per calendar quarter or up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 12-month period from November 2025 to October 2026. The first, second and third calendar quarter advances of $2.75 million per quarter were drawn in March, May, and August 2023, respectively, with fourth calendar quarter advance of $2.15 million drawn in October 2023.

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

	Nine-month	Year
	period ended	ended
	September 30,	December 31,
	2023	2022

Net metals contract liability, beginning of period	$30,989	$40,905
Advance increase (net of financing expense)	10,558	-
Delivery of metals produced	(1,320)	(3,278)
Delivery of metals purchased	(4,819)	(7,436)
Revaluation of metals contract liability	(513)	798
Net metals contract liability, end of period	$34,895	$30,989

Current portion	$13,530	$11,324
Non-current portion	21,365	19,665
	$34,895	$30,989

9.  RoyCap convertible debenture
On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “RoyCap Convertible Debenture”) to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The RoyCap Convertible Debenture was: redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”); retractable at RoyCap’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”); and convertible at RoyCap’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

On inception, the RoyCap Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On November 12, 2021, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal of $18.8 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the RoyCap Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On October 22, 2022, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $7.0 million CAD to a total outstanding principal of $25.8 million CAD, in addition to amending its interest rate of 8% per annum to 9.5% per annum, its conversion price of $1.48 CAD to $1.00 CAD, and the terms to its Retraction Option retractable at a cumulative $0.45 million CAD per month to a cumulative $0.5 million CAD per month with a beginning cumulated retraction balance of $1.5 million CAD. All other material terms of the RoyCap Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On June 21, 2023, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $8.0 million CAD to a total outstanding principal of $33.8 million CAD, in addition to amending its interest rate of 9.5% per annum to 11.0% per annum, its conversion price of $1.00 CAD to $0.80 CAD, the terms to its Retraction Option retractable at a cumulative $0.5 million CAD per month to a cumulative $1.0 million CAD per month starting in August 2023, and extending the maturity date from April 28, 2024 to July 1, 2024, with mutual option to extend by one calendar quarter up to April 28, 2025, with October 1, 2024 being the currently effective maturity date. All other material terms of the RoyCap Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the RoyCap Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

During the nine-month period ended September 30, 2023, the principal amount of the RoyCap Convertible Debenture was reduced by $2.7 million CAD through partial exercises of the Retraction Option by RoyCap settled through issuance of 5,160,174 of the Company’s common shares (year ended December 31, 2022: $7.2 million CAD settled through issuance of 11,240,839 common shares).

The Company recognized a gain of $0.2 million for the nine-month period ended September 30, 2023 (2022: gain of $0.1 million) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

On October 30, 2023, the Company amended the RoyCap Convertible Debenture by increasing the principal balance by $2.0 million CAD to a total outstanding principal of $35.8 million CAD. All other material terms of the RoyCap Convertible Debenture remained unchanged.
Page | 9

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10.  Pre-payment facility
On December 12, 2022, the Company amended its existing offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries or paid in cash and can be redrawn on a revolving basis. The Facility shall automatically extend for a full calendar year if there is an outstanding payment balance within 12 months of the maturity of the Facility. The Facility was drawn in full in February 2023.
11.  Promissory note
On December 15, 2020, the Company issued a $5 million promissory note (the “Promissory Note”) to Sandstorm due March 15, 2023 with interest payable at 7% per annum and repayable at the Company’s option prior to maturity. Repayment of principal on the Promissory Note began in June 2022 where $2.5 million was paid during the year ended December 31, 2022. On March 31, 2023, the Company amended the Promissory Note with the remaining principal of $2.5 million be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum.
12. Royalty payable
On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument as at September 30, 2023 include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.6 million for the nine-month period ended September 30, 2023 as a result of the change in the estimated fair value of the Royalty Agreement.
13.  Share capital
On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. The May 2021 ATM Agreement expired on February 28, 2023 and the Company has received aggregate gross proceeds of $44.4 million through issuance of 44,085,122 common shares, with approximately $1.7 million in transaction costs incurred and offset against share capital.

During fiscal 2022, the Company closed quarterly non-brokered private placements with Sandstorm for total gross proceeds of $9.9 million through total issuance of 15,200,000 of the Company’s common shares priced at approximately $0.85 CAD per share.

The Company closed non-brokered private placements for total gross proceeds of $0.8 million in July of 2023 through total issuance of 2,234,041 of the Company’s common shares priced at approximately $0.47 CAD per share. Total gross proceeds of $0.4 million were raised from members of the Company’s board and management.

a.   Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.
Page | 10

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	September 30,	December 31,
	2023	2022

Issued
217,077,641 (2022: 204,455,721) common shares	$455,119	$449,374
Nil (2022: Nil) preferred shares	-	-
	$455,119	$449,374

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		Nine-month		Year
		period ended		ended
		September 30,		December 31,
		2023		2022
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	12,367	$2.40	12,579	$2.81
Granted	4,275	0.90	3,750	1.20
Expired	(372)	3.10	(3,962)	2.56
Balance, end of period	16,270	$1.99	12,367	$2.40

Page | 11

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2023:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	2.27	4,575	$0.89	1,575	$0.89
$1.01 to $2.00	1.11	6,785	1.47	5,648	1.51
$3.01 to $4.00	0.62	4,910	3.74	4,910	3.74
		16,270	$1.99	12,133	$2.33

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2023 was $0.32 (2022: $0.44).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Expected stock price volatility (1)	-	67%	68%	68%
Risk free interest rate	-	3.13%	3.48%	1.70%
Expected life	-	3 years	3 years	3 years
Expected forfeiture rate	-	4.22%	3.85%	3.51%
Expected dividend yield	-	0%	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and
administrative expenses	259	484	1,379	2,075
Total share-based payments	$259	$484	$1,379	$2,075

(1)   Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at September 30, 2023 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
200,793	0.94	Nov 2021	Nov 22, 2023
3,500,000	0.80	Jun 2023	Jun 21, 2026
4,775,792

e.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at September 30, 2023, 2,056,867 (December 31, 2022: 1,409,069) deferred share units are issued and outstanding.
Page | 12

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

14.  Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Basic weighted average number of shares	215,687,470	184,892,109	211,150,476	179,574,331
Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average number of shares	215,687,470	184,892,109	211,150,476	179,574,331

Diluted weighted average number of common shares for the three-month and nine-month periods ended September 30, 2023 excludes nil anti-dilutive preferred shares (2022: nil), 16,270,000 anti-dilutive stock options (2022: 12,216,667) and 4,775,792 anti-dilutive warrants (2022: 1,453,298).
15.  Non-controlling interests
The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with an initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. The initial obligations of both Sprott and the Company have been met under the agreement. After the first year, contributions reverted to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.
16.  Revenue
The following is a disaggregation of revenue categorized by commodities sold for the three-month and nine-month periods ended September 30, 2023 and 2022:
Page | 13

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Silver
Sales revenue	$12,487	$8,021	$44,200	$27,066
Derivative pricing adjustments	(652)	196	(37)	385
	11,835	8,217	44,163	27,451
Zinc
Sales revenue	$9,938	$13,933	$29,964	$45,517
Derivative pricing adjustments	389	(439)	268	1,091
	10,327	13,494	30,232	46,608
Lead
Sales revenue	$5,822	$6,742	$20,011	$22,741
Derivative pricing adjustments	148	(234)	54	(565)
	5,970	6,508	20,065	22,176
Other by-products
Sales revenue	$215	$408	$829	$803
Derivative pricing adjustments	38	(2)	152	179
	253	406	981	982

Total sales revenue	$28,462	$29,104	$95,004	$96,127
Total derivative pricing adjustments	(77)	(479)	437	1,090
Gross revenue	$28,385	$28,625	$95,441	$97,217
Treatment and selling costs	(10,128)	(10,315)	(30,869)	(32,523)
	$18,257	$18,310	$64,572	$64,694

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 20).
17.  Cost of sales
Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and nine-month periods ended September 30, 2023 and 2022:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Salaries and employee benefits	$8,083	$7,252	$24,702	$21,825
Raw materials and consumables	8,454	7,812	25,049	21,139
Utilities	969	1,096	2,991	3,267
Other costs	1,348	993	5,278	4,937
Changes in inventories	(1,471)	33	(2,926)	(1,102)
Inventory write-downs	616	1,474	1,190	2,931
	$17,999	$18,660	$56,284	$52,997

18.  Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and nine-month periods ended September 30, 2023 and 2022:
Page | 14

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Salaries and employee benefits	$536	$494	$1,616	$1,538
Directors’ fees	88	89	258	288
Share-based payments	259	484	1,379	2,075
Professional fees	434	435	1,484	1,268
Office and general	510	541	1,612	1,574
	$1,827	$2,043	$6,349	$6,743

19.  Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2023 was 26.5% and for the year ended December 31, 2022 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	September 30,	December 31,
	2023	2022

Property, plant and equipment	$793	$815
Other	314	333
Total deferred tax liabilities	1,107	1,148
Provisions and reserves	(813)	(800)
Net deferred tax liabilities	$294	$348

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.
20.  Financial risk management
a.  Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)  Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of September 30, 2023, the Company’s exposure to credit risk with respect to trade receivables amounts to $4.4 million (December 31, 2022: $5.6 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at September 30, 2023 and December 31, 2022.
Page | 15

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(ii)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	September 30, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$23,890	$23,890	$-	$-	$-
Pre-payment facility	1,500	1,500	-	-	-
Promissory note	1,875	1,250	625	-	-
Interest on promissory note	126	113	13	-	-
RoyCap convertible debenture	17,012	-	17,012	-	-
Interest on RoyCap convertible debenture	1,877	1,405	472	-	-
Government loan	222	222	-	-	-
Royalty payable	4,044	2,477	1,567	-	-
Metals contract liability	34,895	13,530	21,365	-	-
Projected pension contributions	4,916	1,066	1,740	1,870	240
Decommissioning provision	20,168	-	-	-	20,168
Other long-term liabilities	1,676	-	784	281	611
	$112,201	$45,453	$43,578	$2,151	$21,019

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	September 30, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$484	$484	$-	$-	$-
Other long-term liabilities	1,065	-	784	281	-
	$1,549	$484	$784	$281	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 3% to 20% applied during the period:

	Nine-month	Year
	period ended	ended
	September 30,	December 31,
	2023	2022

Lease liabilities, beginning of period	$3,142	$4,774
Additions	225	720
Lease principal payments	(2,414)	(2,352)
Lease interest payments	(126)	(1,040)
Accretion on lease liabilities	722	1,040
Lease liabilities, end of period	$1,549	$3,142

Page | 16

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(iii)  Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to interest rate risk of the 3 month U.S. SOFR rate plus 7.2% per annum from Cosalá Operations’ advance payments of concentrate, and the 3 month U.S. SOFR rate plus 6.95% per annum from the Facility. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at September 30 2023, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at September 30, 2023
	CAD	MXN

Cash and cash equivalents	$49	$576
Trade and other receivables	158	313
Trade and other payables	2,448	10,624

As at September 30, 2023, the CAD/USD and MXN/USD exchange rates were 1.35 and 17.62, respectively. The sensitivity of the Company’s net income (loss) and other comprehensive income (loss) due to changes in the exchange rates for the nine-month period ended September 30, 2023 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$1,185	$3,037
Other comprehensive loss	40	(17)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at September 30, 2023 and December 31, 2022, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the nine-month periods ended September 30, 2023 and 2022, the Company did not settle any non-hedge foreign exchange forward contracts.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2023 the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.4 million (December 31, 2022: $0.6 million).
Page | 17

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at September 30, 2023 and December 31, 2022, the Company does not have any non-hedge commodity forward contracts outstanding. During the nine-month periods ended September 30, 2023 and 2022, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the nine-month period ended September 30, 2023 was nil (2022: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debenture during the nine-month period ended September 30, 2023 was a gain of $0.2 million (2022: gain of $0.1 million).

b.   Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Metals contract liability: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•	Convertible debenture and promissory note: The principal portion of the convertible debenture and promissory note are initially measured at fair value and subsequently carried at amortized cost.
•	Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.
•
Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

Page | 18

Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	September 30,	December 31,
	2023	2022

Level 1
Cash and cash equivalents	$890	$1,964
Restricted cash	4,293	4,139

Level 2
Trade and other receivables	4,905	11,552
Derivative instruments	1,027	991
Metals contract liability	34,895	30,989

Level 3
Royalty payable	4,044	-

Amortized cost
Pre-payment facility	1,500	-
Promissory note	1,875	2,500
Government loan	222	222
RoyCap convertible debenture	14,423	9,621

21.  Segmented and geographic information, and major customers
a.   Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sales of concentrates for the three-month and nine-month periods ended September 30, 2023 and 2022 were earned in Mexico and the United States. The following segmented information is presented as at September 30, 2023 and December 31, 2022, and for the three-month and nine-month periods ended September 30, 2023 and 2022. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.
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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at September 30, 2023					As at December 31, 2022
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$636	$79	$2	$173	$890	$317	$204	$717	$726	$1,964
Trade and other receivables	3,127	1,620	-	158	4,905	3,921	7,593	-	38	11,552
Inventories	5,828	2,925	498	-	9,251	5,390	2,727	718	-	8,835
Prepaid expenses	1,017	1,327	427	826	3,597	745	1,232	452	601	3,030
Restricted cash	156	53	4,084	-	4,293	141	53	3,945	-	4,139
Property, plant and equipment	51,288	74,360	34,084	634	160,366	52,141	70,479	37,927	752	161,299
Total assets	$62,052	$80,364	$39,095	$1,791	$183,302	$62,655	$82,288	$43,759	$2,117	$190,819

Trade and other payables	$12,048	$6,525	$1,231	$4,086	$23,890	$12,861	$8,029	$2,658	$3,512	$27,060
Derivative instruments	-	-	-	1,027	1,027	-	-	-	991	991
Pre-payment facility	-	1,500	-	-	1,500	-	-	-	-	-
Other long-term liabilities	37	1,111	-	528	1,676	-	1,192	-	623	1,815
Metals contract liability	-	-	-	34,895	34,895	-	-	-	30,989	30,989
RoyCap convertible debenture	-	-	-	14,423	14,423	-	-	-	9,621	9,621
Promissory note	-	-	-	1,875	1,875	-	-	-	2,500	2,500
Royalty payable	-	-	-	4,044	4,044	-	-	-	-	-
Government loan	-	222	-	-	222	-	222	-	-	222
Post-employment benefit obligations	-	4,969	-	-	4,969	-	6,969	-	-	6,969
Decommissioning provision	2,222	5,233	3,794	-	11,249	2,070	5,603	4,042	-	11,715
Deferred tax liabilities	294	-	-	-	294	348	-	-	-	348
Total liabilities	$14,601	$19,560	$5,025	$60,878	$100,064	$15,279	$22,015	$6,700	$48,236	$92,230

	Three-month period ended September 30, 2023					Three-month period ended September 30, 2022
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$9,851	$8,399	$7	$-	$18,257	$11,902	$6,253	$155	$-	$18,310
Cost of sales	(8,949)	(9,035)	(15)	-	(17,999)	(8,435)	(8,999)	(1,226)	-	(18,660)
Depletion and amortization	(2,072)	(2,053)	(887)	(41)	(5,053)	(1,706)	(1,184)	(1,776)	(38)	(4,704)
Care and maintenance costs	-	(195)	(756)	-	(951)	-	(126)	(1,014)	-	(1,140)
Corporate general and administrative	-	-	-	(1,827)	(1,827)	-	-	-	(2,043)	(2,043)
Exploration costs	(198)	(737)	(30)	-	(965)	(479)	(544)	(33)	-	(1,056)
Accretion on decommissioning provision	(54)	(55)	(39)	-	(148)	(42)	(43)	(30)	-	(115)
Interest and financing income (expense)	(80)	(171)	12	(2,294)	(2,533)	(56)	(12)	(96)	(807)	(971)
Foreign exchange gain (loss)	288	-	-	(833)	(545)	(26)	-	-	(2,419)	(2,445)
Gain on disposal of assets	-	-	34	-	34	-	-	-	-	-
Impairment to property, plant and equipment	-	-	-	-	-	-	-	(13,440)	-	(13,440)
Gain on metals contract liability	-	-	-	1,387	1,387	-	-	-	2,431	2,431
Other gain on derivatives	-	-	-	196	196	-	-	-	155	155
Fair value loss on royalty payable	-	-	-	(339)	(339)	-	-	-	-	-
Income (loss) before income taxes	(1,214)	(3,847)	(1,674)	(3,751)	(10,486)	1,158	(4,655)	(17,460)	(2,721)	(23,678)
Income tax recovery (expense)	11	-	-	-	11	(979)	-	-	-	(979)
Net income (loss) for the period	$(1,203)	$(3,847)	$(1,674)	$(3,751)	$(10,475)	$179	$(4,655)	$(17,460)	$(2,721)	$(24,657)

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Americas Gold and Silver Corporation
Notes to the condensed interim consolidated financial statements
For the nine-month periods ended September 30, 2023 and 2022
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Nine-month period ended September 30, 2023					Nine-month period ended September 30, 2022
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$34,098	$30,364	$110	$-	$64,572	$40,694	$23,806	$194	$-	$64,694
Cost of sales	(27,490)	(28,330)	(464)	-	(56,284)	(24,247)	(26,293)	(2,457)	-	(52,997)
Depletion and amortization	(5,995)	(6,516)	(2,746)	(121)	(15,378)	(5,359)	(5,598)	(5,349)	(117)	(16,423)
Care and maintenance costs	-	(405)	(2,542)	-	(2,947)	-	(421)	(3,053)	-	(3,474)
Corporate general and administrative	-	-	-	(6,349)	(6,349)	-	-	-	(6,743)	(6,743)
Exploration costs	(629)	(1,850)	(86)	-	(2,565)	(1,179)	(1,686)	(191)	-	(3,056)
Accretion on decommissioning provision	(155)	(159)	(115)	-	(429)	(121)	(109)	(71)	-	(301)
Interest and financing expense	(220)	(316)	(647)	(5,501)	(6,684)	(130)	(40)	(398)	(2,508)	(3,076)
Foreign exchange gain (loss)	(250)	-	-	160	(90)	(504)	-	-	(3,134)	(3,638)
Gain on disposal of assets	-	-	119	-	119	-	-	-	-	-
Impairment to property, plant and equipment	-	-	-	-	-	-	-	(13,440)	-	(13,440)
Gain on metals contract liability	-	-	-	534	534	-	-	-	2,865	2,865
Other gain on derivatives	-	-	-	243	243	-	-	-	76	76
Fair value loss on royalty payable	-	-	-	(579)	(579)	-	-	-	-	-
Gain on government loan forgiveness	-	-	-	-	-	-	4,277	-	-	4,277
Income (loss) before income taxes	(641)	(7,212)	(6,371)	(11,613)	(25,837)	9,154	(6,064)	(24,765)	(9,561)	(31,236)
Income tax expense	(2,253)	-	-	-	(2,253)	(2,995)	-	-	-	(2,995)
Net income (loss) for the period	$(2,894)	$(7,212)	$(6,371)	$(11,613)	$(28,090)	$6,159	$(6,064)	$(24,765)	$(9,561)	$(34,231)

c.   Major customers

For the three-month period ended September 30, 2023, the Company sold concentrates and finished goods to two major customers accounting for 54% of total revenues from Cosalá Operations and 46% of total revenues from Galena Complex (2022: two major customers accounting for 65% of total revenues from Cosalá Operations and 34% of total revenues from Galena Complex). For the nine-month period ended September 30, 2023, the Company sold concentrates and finished goods to two major customers accounting for 53% of total revenues from Cosalá Operations and 47% of total revenues from Galena Complex (2022: two major customer accounting for 90% of total revenues from Cosalá Operations and Galena Complex, and 10% of total revenues from Galena Complex).

22.  Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.2 million (MXN 196.8 million), of which $4.8 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.4 million (MXN 94.6 million) of their original reassessment. The remaining $5.8 million (MXN 102.2 million) consists of $4.8 million (MXN 84.4 million) related to transactions with certain suppliers and $1.0 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.8 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.1 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at September 30, 2023, the accrued liability of the probable obligation was $1.0 million (December 31, 2022: $1.0 million).

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